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SEC FILE NUMBER
8-52624

ANNUAL REPORTS
FORM X-17A-5
PART III *

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FOX CHASE CAPITAL PARNTERS, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

871 Mountain Ave
(No. and Street)

Springfield	NJ	07081
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark T Manzo	(201) 519-1905	mmanzo@moppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael T Remus CPS
(Name – if individual, state last, first, and middle name)

P.O. Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

02/23/2010	3598
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Victor Perretti, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FOX CHASE CAPITAL PARTNERS, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JEFFREY ROSENBERG
NOTARY PUBLIC OF NEW JERSEY
Commission # 2301683
My Commission Expires 12/03/2024

Signature:

Title:
CEO

Notary Public

Sworn to and subscribed before me this 27 day of FEB, 2023

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Fox Chase Capital Partners, LLC

STATEMENT OF FINANCIAL CONDITION

as of December 31, 2022

This report is filed as a Public Document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Fox Chase Capital Partners, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2022

ASSETS

Cash	$	24,541
Due from Broker		112,842
Fee receivable - Advisor and CSA Fee		409,113
Clearing deposit		150,925
Investments in Securities at fair value		451
Prepaid expense		9,555
Furniture and equipment, net of $45,585 accumulated deprecialtion		1,707
Total Assets	$	709,134

LIABILITIES AND MEMBERS' EQUITY

Accrued expenses	$	46,133
Accrued commissions		335,547
Total Liabilities		381,680
Commitments and Contingencies (Note 7)		
<u>Members' Equity</u>		
Members' equity		327,454
Total Members' Equity		327,454
Total Liabilities and Members' Equity	$	709,134

See accompanying notes to financial statements.

Fox Chase Capital Partners, LLC

Notes to Financial Statements

December 31, 2022

1 Nature of Business Operations

Fox Chase Capital Partners, LLC (the "Company"), is a New Jersey Limited Liability Company and was formed in March 2000 under the laws of the State of New Jersey. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ('SIPC").

The Company clears all customer transactions on a fully disclosed basis through independent clearing firms and does not hold customer funds or safe keep customer securities. Accordingly, the Company claims exemption from the Rule 15c3-3 under Section (k)(2)(ii) of the rule.

2 Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements.

(d) Revenue Recognition

The Company buys and sell securities on an agency basis on behalf of its customers. Each time a customer enters into a buy pr sell transaction, the Company charges a commission, except for fee based accounts. The Company recognizes revenue from securities transactions on a settlement date basis, generally the next business day following the transaction date. Generally accepted accounting principles requires revenue to be recognized on a trade date basis. There is no material difference between trade and settlement date. The Company clears all securities transactions through Pershing LLC / Bernard Herold & Co., Inc. and Wedbush Securities on a fully disclosed basis.

The Company's revenues can vary based on the performance of the financial markets.

(d) Revenue Recognition - continued

The Company recognizes revenue from commissions, advisory fees and other sources in the period they are earned. Revenue is recognized in accordance with ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2022.

(e) Income Taxes

The partners are to include their share of the Partnership profits and losses in their respective income tax returns. Accordingly, no federal or state income taxes are payable by the Partnership. The Partnership's tax returns and the amount of income or loss allocable to each partner are subject to examination by federal and state taxing authorities. In the event of an examination of the Partnership's tax return, the tax liability of the partners could be changed if an adjustment in the Partnership's income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Partnership may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the partnership and the resulting balances in the partners' capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions which would require financial statement recognition at December 31, 2022. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to US federal and state income tax audits for all years subsequent to 2018. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2022.

(f) Advertising and Marketing

Advertising and marketing costs of $406 are expensed as incurred.

(g) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(h) Significant Credit Risk

The responsibility for processing customer activity rests with the Company's clearing firms, Pershing LLC and Wedbush Securities. The Company's clearing and execution agreement provides that credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Pershing and Wedbush records customer transactions on a trade date basis. Any losses incurred by Pershing is charged back to the Company.

(h) Significant Credit Risk - continued

The Company, in conjunction with Pershing, controls off balance sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Pershing and Wedbush establish margin requirements and overall credit limits for such activities and monitors compliance with applicable limits and industry regulations on a daily basis.

The Company has a secondary clearing agreement with Bernard Herold & Co., Inc. The purpose of this agreement is to lower the minimum charges of Pershing by combining the trading activity, but not the risk, with Bernard Herold & Co., Inc.

(i) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly.

Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 9 Fair Value"

3 Net Capital Requirements

The Company as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires the Company maintain "net capital" equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the Rule. At December 31, 2022, the Company's net capital and required minimum net cat capital were $(94,111) and $100,000, respectively, resulting in a net capital deficiency of $(194,111). The Company's had an AI/NC ratio of (4.0066 to 1).

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules.

The Company is exempt from Rule 15c3-3 under the Securities and Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(ii) exemption with respect to its activities in US securities which are cleared on a fully disclosed basis through its clearing brokers, Pershing and Wedbush.

For a further discussion, see "Note 7 Commitments & Contingencies"

4 Financial Instruments

Investments are presented in the financial statements at fair market value. The following is a summary of debt and equity securities held at market value and are considered Level 1 imputs at December 31, 2022:

Other Bonds		
51,000 FNMA	$	10
US Government Bonds & Notes		
500 FHLB Bonds, due 12/11/2025 cost $500.		441
Total	$	451

5 Concentrations of Credit Risk

The Company maintains its cash balances at a financial institution. The Federal Deposit Insurance Corporation insures the Company's bank account up to $250,000 but not the funds held at the clearing firms. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk.

A significant amount of the Company's revenues are derived from trading in securities and advisory fees.

6 Deposit with Clearing Brokers

The Company maintains cash deposited with Pershing and Wedbush pursuant to fully disclosed clearing agreements ("the Agreements"), which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Agreements. At December 31, 2022 the Company had $50,408 deposited with Pershing and $100,338 deposited with Wedbush. The deposits does not represent an ownership interest in Pershing or Wedbush.

7 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2022 the Company was not in violation of this requirement.

The Company had no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2022 or during the year then ended.

The Company has a sublease agreement with One Oak Capital Management, the sublessor. The Company pays monthly rent in the amount of $3,000 for a term of one year. Total rent paid during the year 2022 was $36,000.

From time to time the Company its member are the subject of litigation, inquiries from Regulatory Agencies (various routine and special examinations) and other matters.

To date no proceedings have been brought by the Regulator with respect to any inquiry or matter.

8 Financial Instruments with Off -Balance Sheet Credit Risk

As a securities broker, the Company is engaged in arranging for the buying and selling of securities for a diverse group of investors. The Company's transactions are executed on behalf of customers and introduced to a clearing broker for a split of the commission.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to liquidate the collateral at an amount equal to the original contracted amount.

The Company seeks to control the aforementioned risks by monitoring all transactions entered into on a daily basis and insuring that no incorrect trades are recorded.

9 Fair Value

Investments in securities are carried at approximate fair value. Cash and cash equivalents, receivables (if any), accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

11 Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2022 the Company had implemented such policies and procedures.

12 Adoption of new accounting pronouncements

During the year ended December 31, 2022, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), ASU 2016-02 Leases using the modified retrospective approach with January 1, 2022 as the date of initial adoption. The Organization elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed the Company to carry forward the historical lease classification and to exclude leases with an initial term of one year or less from its right-of-use asset and lease liability. This standard increases transparency and comparability in financial reporting by requiring financial position recognition of leases and note disclosure of certain information about lease arrangements

13 Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of February 28, 2023 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.